UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2010

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Full title of the plan and the address of the
plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	6-14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	15

SIGNATURE	16

INDEX TO EXHIBITS	17

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan
Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 23, 2011

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

(in thousands)	2010	2009
ASSETS
Investments – at fair value:
Participant-directed investments	$1,587,212	$1,387,519
Unallocated ESOP shares	-	21,960
Total investments	1,587,212	1,409,479
Receivables:
Notes receivable from participants	38,685	35,832
Dividends/capital gains/interest receivable	8,953	8,874
Total receivables	47,638	44,706
Total assets	1,634,850	1,454,185

LIABILITIES
ESOP loan payable	-	17,617
Interest payable on ESOP loan	-	176
Total liabilities	-	17,793
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,634,850	1,436,392

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,934)	(3,978)
NET ASSETS AVAILABLE FOR BENEFITS	$1,626,916	$1,432,414

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$68,957
Employer contributions	37,017
Allocation of ESOP shares	17,811
Total contributions	123,785
Investment income:
Net appreciation in fair value of investments	108,430
Dividends and capital gains	61,235
Interest income	9
Total investment income	169,674
Interest income on notes receivable from participants	1,636
Total additions	295,095
DEDUCTIONS
Benefits paid to participants	78,961
Allocation of ESOP shares	21,039
Interest expense	453
Administrative expenses	140
Total deductions	100,593
INCREASE IN NET ASSETS	194,502
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$1,432,414
End of year	$1,626,916

See Notes to Financial Statements.

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND
FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy, Inc. (the Company or Progress Energy) and other investments. Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a Progress Energy Florida, Inc., and Progress Energy Service Company, LLC (collectively, the Participating Companies) are eligible to participate in the Plan on their first day of employment. Participants are eligible for the Company’s matching contributions discussed below as soon as participation in the Plan begins. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan’s investment options.

The Chief Executive Officer of the Company appoints the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee to manage the operation and administration of the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (IRS) and Department of Labor regulatory requirements.

The Plan was amended on November 30, 2010 to provide for the transfer of the remaining accounts in the Progress Fuels Corporation 401(k) Plan (the Progress Fuels Plan). The Progress Fuels Plan was terminated effective as of July 31, 2010. In accordance with applicable provisions of the Internal Revenue Code (IRC), the transfer of the remaining accounts in the Progress Fuels Plan to the Plan occurred on December 7, 2010.  The transferred amount was  $239,529 and is included on the Participant contributions line on the Statement of Changes in Net Assets Available for Benefits.

State Street Bank & Trust Company, N.A. (State Street or the Trustee) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the record keeper for the Plan.

Contributions

Participants who had gross year-to-date earnings of $110,000 or less in 2009 could have contributed up to 25 percent, in increments of 1 percent, of their annual eligible earnings as defined by the Plan, and subject to the limitations discussed below. Participants who had gross year-to-date earnings above $110,000 in 2009 could have contributed up to 18 percent of their annual eligible earnings, as defined by the Plan. Effective January 1, 2010, participants were allowed to contribute up to 75% of their annual eligible earnings as defined by the amended Plan (subject to IRC limitations). A participant's total before-tax contributions were limited by the IRC to $16,500 for 2010 and 2009. Participants may also elect to contribute an additional amount on an after-tax basis as defined in the Plan. For 2010 and 2009, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC pre-tax limits.

The Company’s matching contributions made to the Plan (the Automatic Company Match) is 100 percent of the first 6 percent of each participant’s before- and/or after-tax contributions. The Plan added safe harbor 401(k) provisions and a Roth 401(k) contribution option as of January 1, 2010.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and charged with withdrawals, investment losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 19 mutual funds, one common collective trust fund, the Progress Energy, Inc. Contingent Value Obligations Fund (the CVO Fund) and the Progress Energy Common Stock Fund as investment options for participants. Through December 31, 2010, Company matching contributions were automatically invested in the Progress Energy Common Stock Fund. Effective January 1, 2011, Company matching contributions will be made based on participants’ investment elections. Participants are permitted to make transfers from the Progress Energy Common Stock Fund to other investment options offered by the Plan at any time in accordance with Plan provisions.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan (ESOP), which allowed the Plan to enter into acquisition loans (ESOP Loans) for the purpose of acquiring Company common stock. In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Required payments, including principal and interest, were $18.2 million for 2010 and $19.9 million for 2009. Contributions added to the Plan during 2010 as of result of allocation of ESOP shares (loan payment) are shown at $17.8 million on the Statement of Changes in Net Assets Available for Benefits, which is net of dividends of $0.4 million. The ESOP Loan principal amount of $17.6 million at December 31, 2009 approximated the fair value of the debt.  The ESOP Loan was paid in full in November 2010.

Common stock acquired with the proceeds of the ESOP Loan was held by the Trustee in a suspense account (ESOP Stock Suspense Account) and is presented as unallocated ESOP shares on the Statements of Net Assets Available for Benefits. Such common stock was released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan was repaid, as specified by provisions of the IRC. Specifically, the number of shares released was based on current period principal and interest payments as a percentage of all remaining principal and interest payments.

Each participant was entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee was not permitted to vote any allocated share for which instructions had not been given by a participant.  The Trustee was required to vote Company stock remaining in the ESOP Stock Suspense Account that had not been allocated to employee accounts in the same proportion as shares voted by Plan participants.

The ESOP Stock Suspense Account shares in the Plan were pledged as collateral for the ESOP Loan. During the years ended December 31, 2010 and 2009, 535,479 and 582,990 ESOP shares, respectively, were released from the ESOP Stock Suspense Account and allocated to participants. As of December 31, 2010, no shares remain in the ESOP Stock Suspense Account.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in the Company’s contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy. In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Participants are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, the Company matching contributions and the dividends from the Company matching contributions.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $500. The maximum available loan amount is 50 percent of the participant’s vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. If termination of employment is due to death and the vested account is $5,000 or less, a lump-sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions, and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2010 and 2009, the forfeitures account totaled $688 and $28,637, respectively. During the year ended December 31, 2010, Company matching contributions were reduced by approximately $29,000 by the use of funds from the forfeitures account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Vanguard Retirement Savings Trust (the Fund) is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan Management has no knowledge or intent that there would be the occurrence of events that would cause the Vanguard Retirement Savings Trust Fund to transact at less than contract value. The adjustment from fair value to contract value related to this fund is reflected in the financial statements.

The Company’s Common Stock Fund is comprised of shares of Company common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  The Company’s common stock is valued at its closing market price reported on the New York Stock Exchange on the last business day of the Plan year. The CVO Fund is recorded at fair value based on quoted prices from a less than active market.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When the Company’s common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are recorded as distributions in accordance with Plan provisions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the Plan in accordance with Plan provisions.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which amends Accounting Standards Codification (ASC) 820 to clarify certain existing disclosure requirements and to require a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. ASU 2010-06 is effective for the Plan on January 1, 2010, with certain disclosures effective for periods beginning January 1, 2011. The Plan has no Level 3 investments thus the impact of ASU 2010-06 is insignificant.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” The ASU codifies a consensus reached by the FASB’s Emerging Issues Task Force (EITF). Previous guidance required participant loans to be presented as an investment and measured at fair value within a plan's financial statements. The ASU requires classification of participant loans as a note receivable and measurement at amortized cost (unpaid principal balance plus any accrued but unpaid interest) in a plan's financial statements. The ASU also clarifies that participant loans are exempt from ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASU is effective for fiscal years beginning after December 15, 2010 for all periods presented. Within the Plan’s financial statements, participant loans have been classified as note receivables from participants and measured at amortized cost pursuant to ASU 2010-25.

3.	FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:

Level 1 — pricing inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — pricing inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.

Level 3 — pricing inputs include significant inputs generally less observable from objective sources.
At December 31, 2010, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$590,789	$-	$590,789
• Cash/cash equivalents	-	7,175	-	7,175
Mutual funds (registered investment companies)
• Domestic stock funds	423,595	-	-	423,595
• International stock funds	102,491	-	-	102,491
• Income funds	5,333	-	-	5,333
• Bond funds	127,106	-	-	127,106
• Target date funds*	129,209	-	-	129,209
Common collective trust fund	-	201,493	-	201,493
Progress Energy CVO Fund	-	21	-	21
Total investments at fair value	$787,734	$799,478	$-	$1,587,212

* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

At December 31, 2009, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$535,061	$-	$535,061
• Cash/cash equivalents	-	5,651	-	5,651
Common stock (Progress Energy - ESOP)	-	21,960	-	21,960
Mutual funds (registered investment companies)
• Domestic stock funds	348,410	-	-	348,410
• International stock funds	104,661	-	-	104,661
• Income funds	3,413	-	-	3,413
• Bond funds	99,635	-	-	99,635
• Target date funds*	106,673	-	-	106,673
Common collective trust fund	-	183,993	-	183,993
Progress Energy CVO Fund	-	22	-	22
Total investments at fair value	$662,792	$746,687	$-	$1,409,479

* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

4.	INVESTMENTS

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

(dollars in thousands)	2010	2009
American Funds EuroPacific Growth Fund, 2,481,020 and 2,734,085 shares, respectively	$102,491	$104,661
Fidelity Mid Cap Stock Fund, 3,283,024 and 3,106,823 shares, respectively	94,715	72,762
Columbia Acorn Fund, 4,190,518 and 3,892,807 shares, respectively	126,512	96,074
Vanguard Retirement Savings Trust, 193,558,770 and 180,015,261 units, respectively	201,493	183,993
Progress Energy Common Stock Fund, 63,925,959 and 61,209,746 units, respectively	597,964	540,712
PIMCO Total Return Bond Fund 11,714,850 and 9,225,456 shares, respectively	127,106	99,635

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Mutual Funds:
Fidelity Mid Cap Stock Fund	$16,915
American Funds EuroPacific Growth Fund	6,760
American Funds Growth Fund of America	6,544
Vanguard S&P 500 Index Fund	7,339
PIMCO Total Return Bond Fund	(742)
Fidelity Equity Income Fund	7,703
Fidelity Freedom Income Fund	215
Fidelity Freedom 2000 Fund	147
Fidelity Freedom 2005 Fund	64
Fidelity Freedom 2010 Fund	1,160
Fidelity Freedom 2015 Fund	1,183
Fidelity Freedom 2020 Fund	2,569
Fidelity Freedom 2025 Fund	1,134
Fidelity Freedom 2030 Fund	2,649
Fidelity Freedom 2035 Fund	571
Fidelity Freedom 2040 Fund	1,464
Fidelity Freedom 2045 Fund	191
Fidelity Freedom 2050 Fund	191
Columbia Acorn Fund	21,331
Progress Energy Common Stock Fund	31,963
Progress Energy Common Stock Fund (ESOP)	(921)
Net appreciation in fair value of investments	$108,430

5.	CHANGES IN NET ASSETS RELATED TO UNALLOCATED ESOP SHARES

Information about the net assets and the significant components of the changes in net assets related to unallocated ESOP shares for the year ended December 31, 2010, is as follows:

(in thousands)	ESOP
Balance, December 31, 2009	$4,499
Changes in net assets:
Allocation of ESOP shares	17,811
Net depreciation in fair value	(921)
Dividends and capital gains	103
Allocation of ESOP shares	(21,039)
Interest expense	(453)
Net change	(4,499)
Balance, December 31, 2010	$-

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the record keeper for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Plan investments held at the end of the year include shares of money market funds managed by State Street. State Street is the Trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2010 and 2009, the Plan held 13,587,608 and 13,582,556 shares, respectively, of common stock of Progress Energy, the sponsoring employer, with a cost basis of $467.0 million and $448.0 million, respectively. During the year ended December 31, 2010, the Plan recognized $33.6 million of dividend income related to the Company’s common stock. Transactions in the Company’s common stock qualify as exempt party-in-interest transactions.

CaroFinancial, Inc. held the ESOP loan discussed in Note 1. CaroFinancial, Inc. is an indirect wholly owned subsidiary of Progress Energy, Inc.

Evercore Trust Company (Evercore) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, Evercore instructs the trustee as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.  At December 31, 2010, all participants were fully vested in their employer matching contributions.

8.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 24, 2009, in which the IRS stated that the Plan and Trust, as designed, is in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006.  The latest determination letter is applicable for all amendments dated for the years 2003 through 2006.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

In 2010, the Plan adopted accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The adoption of this new guidance did not have a material impact on the Plan’s financial statements. The Plan does not have any uncertain tax positions at December 31, 2010 that require disclosure or accrual.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 2010 and 2009:

(in thousands)	2010	2009
Net assets available for benefits per the financial statements	$1,626,916	$1,432,414
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	7,934	3,978
Net assets available for benefits per the IRS Form 5500	1,634,850	1,436,392

The following is a reconciliation of total additions, net per the financial statements to total additions per the IRS Form 5500 for the year ended December 31, 2010:

(in thousands)
Total additions, net per the financial statements	$295,095
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,956
Transfer of the Progress Fuels Plan balance	(239)
Total additions per the IRS Form 5500	$298,812

10.	SUBSEQUENT EVENT

On January 8, 2011, Duke Energy Corporation (Duke Energy) and Progress Energy entered into an Agreement and Plan of Merger (the Merger Agreement). Pursuant to the Merger Agreement, Progress Energy will be acquired by Duke Energy in a stock-for-stock transaction (the Merger) and continue as a wholly owned subsidiary of Duke Energy.

Under the terms of the Merger Agreement, each share of Progress Energy common stock, including shares in the Progress Energy Common Stock Fund within the Plan, will be cancelled and converted into the right to receive 2.6125 shares of Duke Energy common stock. The Board of Directors of Duke Energy approved a reverse stock split, at a ratio of 1-for-3, which will be subject to completion of the Merger and receipt of the requisite approval of the shareholders of Duke Energy. Accordingly, the adjusted exchange ratio is expected to be 0.87083 of a share of Duke Energy common stock for each Progress Energy common share.

The Merger is subject to customary conditions, including among other things, approval of the shareholders of each company, expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, and the receipt of approvals, to the extent required by various federal and state regulators. The Merger is targeted to close by the end of 2011.

SUPPLEMENTAL SCHEDULE

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Progress Energy Common Stock Fund	Common Stock	**	$590,789
*	Progress Energy Common Stock Fund	Cash and Cash Equivalents	**	7,175
*	Fidelity Mid Cap Stock Fund	Mutual Fund	**	94,715
	American Funds EuroPacific Growth Fund	Mutual Fund	**	102,491
	American Funds Growth Fund of America	Mutual Fund	**	67,114
	Vanguard S&P 500 Index Fund	Mutual Fund	**	67,262
	Vanguard Retirement Savings Trust	Common Collective Trust Fund	**	201,493
	PIMCO Total Return Bond Fund	Mutual Fund	**	127,106
*	Fidelity Equity Income Fund	Mutual Fund	**	67,992
*	Fidelity Freedom Income Fund	Mutual Fund	**	5,333
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	3,401
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	942
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	14,567
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	15,921
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	29,117
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	13,402
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	27,352
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	6,022
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	14,698
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	1,941
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	1,846
*	Progress Energy CVO Fund	Contingent Value Obligations	**	21
	Columbia Acorn Fund	Mutual Fund	**	126,512
	Total Investments		**	$1,587,212
*	Notes Receivable from Participants	Loans to plan participants (Maturing through 2015 with interest rates ranging from 3.25% to 8.25%)		38,685
	Total at Fair Value			1,625,897
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(7,934)
	Total at Contract Value			$1,617,963

* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS ENERGY 401(k) SAVINGS & STOCK
OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Progress Energy 401(k) Savings & Stock Ownership Plan
Administrative Committee
Date: June 23, 2011